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                             July 13, 2023

       Chris Anthony
       Chief Executive Officer
       Aptera Motors Corp
       5818 El Camino Real
       Carlsbad, CA 92008

                                                        Re: Aptera Motors Corp
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed on June 14,
2023
                                                            File No. 024-11479

       Dear Chris Anthony:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed on June 14, 2023

       General

   1. We note that you filed a Form D on June 30, 2023. Please revise to include the information required by
Item 6 of Part I of Form 1-A.
   2. We note that you will pay OpenDeal a non-cash commission in Class B Common Stock equal to 2% of the
total number of Class B Common Stock sold in the Offering. Please clarify whether the
total shares being qualified includes the non-cash commission of Class
                                                        B Common Stock.
       Summary, page 2

   3. We note in your disclosure that you list the minimum investment amount per investor as
                                                        $1,000. However in
footnote 4 and disclosure on page 19, you disclose that the minimum investment amount on
Republic Platform is $210. We also note that you have filed two
 Chris Anthony
FirstName  LastNameChris Anthony
Aptera Motors  Corp
Comapany
July       NameAptera Motors Corp
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
         different subscription agreements reflecting different minimum investment amounts.
         Please revise or advise.
Risk Factors
We face significant technological and legal barriers to entry., page 7

4. We note your disclosure that you do not have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. However, you mention on page F-6 that you have Beta and Gamma prototypes, and on page 26 disclose that you have leased a facility for final vehicle assembly. Please reconcile these inconsistencies and clearly disclose the current status of your manufacturing stage and whether you have begun production of your vehicles.
The Company's Business, page 21

5. Please revise to disclose any material partnerships or agreements with suppliers or manufacturers. In that regard, we note your public statements regarding your partnership with an entity referred to as CPC.
The Company's Business, page 23

6. We note in your testing-the-waters materials filed as Exhibit 13.1 that you currently have
         42,000 pre-orders which account for a potential revenue of $1.5 billion. Please disclose your current pre-orders and any material terms and conditions, including whether deposits have been made and the extent to which pre-orders are cancellable or refundable. Please disclose the extent of any pre-order cancellations to date. Please disclose the timeline for production and delivery of these pre-orders.
7. We note in your testing-the-waters materials filed as Exhibit 13.1 you state that sales will be ramping up to 10,000 units per year and the potential market of 600,000 units per year. Please revise your disclosure to discuss your anticipated production. Please discuss the material assumptions and limitations underlying this rate of production.
8. We note from your testing-the-waters material that you offer multiple incentives for investment, including (1) the Aptera Accelerator Program granting the first 2,000 investors who invest over $10,000 the first 2,000 Aptera vehicles once available, (2)
         investors who invest over $1,000 will receive a $100 coupon applicable toward a future vehicle purchase and (3) investors who invest over $10,000 will receive a $100 coupon and a 5% discount on a future vehicle purchase. Please revise to include disclosure about the investor incentives in your offering circular.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Chris Anthony
Aptera Motors Corp
July 13, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754
with any questions.



                                                           Sincerely,
FirstName LastNameChris Anthony
                                                           Division of
Corporation Finance
Comapany NameAptera Motors Corp
                                                           Office of
Manufacturing
July 13, 2023 Page 3
cc:       Jamie Ostrow
FirstName LastName